Lifestyle Food Coffee

Invest in Kaffi

Icelandic energy coffee

SMARIKAFFI.COM PETALUMA CALIFORNIA


PROTEIN
COFFEE



Kaffi Restores Bravery. I created Kaffi to help you and everyone else take the million brave steps we have to take so that you can conquer life every single day.

Smari Asmundsson Founder & CEO @ Kaffi

Why you may want to invest in us...

1. We have over $200k in revenue in the first few months of launch.
2. Launching on Amazon in June, making Kaffi available to the entire country! Will be D2C in August.
3. Our experienced team is led by a passionate founder who knows how to lead to a successful exit.
4. Functional coffee drinks is one of the fastest growing segments of the huge beverage market.
5. We have perfected Kaffi's taste profile, creating the best tasting functional drink on the market.
6. Our proprietary energy system gives you an immediate kick, with no jitters or crashes.
7. Coffee startups have seen great exits with Blue Bottle aquisition valued at over $700M in 2017.
8. Same for functional drinks, with Suja being valued at $100M with Investment from Coke in 2015.

Why investors ❤ us

WE'VE RAISED $5,347,991 SINCE OUR FOUNDING

Kaffi fills a gap in the market that has been empty for far to long: Its a nutritious, fulfilling and functional iced coffee drink equally intended as much for those who care about their health as for those who love great taste. Each bottle packs what you need to energize your day and none of what you don't with all natural, non GMO ingredients. Kaffi aims to change the way the world drinks coffee because, Kaffi you don't have to sacrifice.

Jake Vogel

LEAD INVESTOR | INVESTING $40,000 THIS ROUND & $1,000,000 PREVIOUSLY



If I could invest more I would. Wishing you good luck here brother!

Hector Saldivar

My name is Hector Saldivar and I am a Mexican. I love my Mom's hot sauce, I love tacos, I love food with flavorful heat!

I think your product is a great idea and I believe your product will do well.

Nari Muhammad

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Smari Asmundsson

Founder & CEO

Smari was born in Iceland, and moved to the US to study photography. After a very successful advertising photography career, he realized he was more passionate about food than advertising and he's been involved in consumer packaged goods ever since.



Ken Burke

Board Member & Advisor

Ken built a leading enterprise class ecommerce platform company to a very successful exit. He now advises other entrepreneurs.

Elliot Begoun

Advisor

Elliot is a 30-year industry veteran, author, and the Founder of TIG, a 1:1 customized alternative accelerator focused on helping emerging natural product brands grow. TIG works with entrepreneurs to build nimble, capital-efficient, resilient brands.



Jess Campbell



Kat Tatum



Jennifer Householder

Ned Alpert

Waven Dean Fernandes

In the news

Kaffi | BevNET.com Product Reviews

Posted: Mar 28, 2019 at 11:50 AM (Last Updated: Mar 28, 2019 at 3:00 PM) Covers Products: Icelandic Protein Coffee - Iced Mocha, Icelandic Protein Coffee - New Orleans , Icelandic Protein Coffee - Keto Latte

March 12, 2020 @ bevnet.com

Downloads

Smari Investor Deck Wefunder 5-18.pdf

Story

THE PROBLEM

- We all need more energy.

- Energy drinks do not taste good. Period.

- Energy drinks are not good for your health. Period.

- People either avoid energy drinks due to bad taste, or they should avoid them due to bad ingredients.



kaffi
SMÁRI
ICELANDIC
PROTEIN

TARGET CUSTOMER

- We call our target customers Joe and Lizzie.
- Joe is 22. He lives a fast-paced life, but not necessarily a healthy one. He drinks Kaffi for the immediate boost of caffeine, plus the protein helps him skip a meal or two.
- Lizzie is 33. She also has a fast-paced, active lifestyle, but focuses on her health much more than Joe. She drinks Kaffi pre-workout or after yoga class. She appreciates the healthy attributes of Kaffi, which are rare in an energy drink.

MARKET OPPORTUNITY

- Coffee is a $14.4B market in the US. RTD is the fastest growing segment within coffee.
- 72% of Americans drink coffee. Of those 43% drink coffee daily.
- Millenials drink 2x as much coffee as Gen X. More than half Millenials drink cold coffee.

*These are forward-looking figures that cannot be guaranteed.

REFRIGERATED COFFEE SALES

- 2016: $205.9M, 13.9% growth
- 2017: $252.9M, 22.3% growth
- 2018: $341.7M, 20.1% growth
- 2019: $405.2M, 26.4% growth
- 18.56% CAGR 2016-2019


NET SALES
DOLLARS (Millions)
7
6
5
4
3
2
1
0
2019
2020
2021
2022
2023

*These are forward-looking figures that cannot be guaranteed.

SUCCESSES TO DATE

- Launched 2019.

- Sprouts Innovation Program in December 2019.

- Kroger Innovation Program in January 2020.


Store locations, end of 2019

5 REASONS TO INVEST IN SMARI, INC.

- Delicious, innovative product that's good for you.

- Emerging, incredibly fast growing category, that grew 26.4% YOY.

- Seasoned, passionate entrepreneur.

- Early traction and interest by key retailers.

- Segment is known for great multiplies and large acquisitions at exit.

*These are forward-looking figures that cannot be guaranteed.

YEARLY SUMMARY

	2019	2020	2021	2022	2023
Gross Revenue	355,814	622,875	1,183,462	2,603,616	6,509,040
Less: Trade Spend	(90,463)	(14,181)	(30,000)	(60,000)	(150,000)
Net Revenue	265,351	608,693	1,153,462	2,543,616	6,359,040
COGS	423,260	603,271	817,168	1,529,118	3,427,519
Gross Profit	(157,909)	5,422	336,294	1,014,498	2,931,520
Gross Margin	-60%	1%	29%	40%	46%
Expenses:					
G&A	241,118	118,734	130,000	150,000	205,000
Payroll	410,027	356,201	380,000	455,000	530,000
Sales & Marketing	342,395	316,623	365,000	467,000	840,600
Total Operating Expenses	993,540	791,557	875,000	1,072,000	1,575,600
Net Profit / Loss	(1,392,957)	(786,135)	(538,706)	(57,502)	1,355,920

*These are forward-looking figures that cannot be guaranteed.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce Kaffi — a line of incredible tasting, high protein, functional coffee drinks. We currently have 3 SKUs: Keto Latte, New Orleans & Iced Mocha and plan to introduce 3 more plant based SKUs next year.

Where will your company be in 5 years?

In 5 years, our goal is to be a national brand on shelves in every grocery store, as well as available direct to consumers.

Why did you choose this idea?

Kaffi Restores Bravery. I created Kaffi to help you and everyone else take the million brave steps we have to take so that you can conquer life every single day.

What's new about what you're making? How is it different?

Kaffi is a delicious clean energy drink with very low sugar.

How big is the market?

14.4b Coffee Market; Ready to Drink Coffee Market is 402m.

Who are your competitors? How are you different?

Our competitors are Bulletproof, Picnik, Stok, Bolthouse, and 1850. Our competitive advantage is our taste profile. We believe we are the best tasting functional coffee drink on the market and our branding is on point too.

How will you make money?

The key to making money in this business is establishing the brand which drives customers into the stores to buy as well as online. The critical KPI is turns for repeat purchases, meaning how often a person buys Kaffi on a regular basis after the first purchase.

How do you acquire customers?

The product is delicious, and word of mouth is a very powerful marketing tool. Having a strong voice, which in our case is bravery, is a also a very powerful marketing tool.

What's your biggest risk? What keeps you up at night?

The biggest risk to the business is not driving enough consumers to purchase the product in a repeated fashion.

How do you envision investors making a return on their investment?

Our long term goals are to be acquired and have a successful exit in few years once we achieve $40M-$50M in gross annual revenue and delivering 10x + returns for investors.

Has there been M&A activity recently in the Beverage CPG sector?

Beverages see some of the best valuations in food. For example Blue Bottle Coffee was valued at over $700 million during a Nestle acquisition in 2017.

What is the brand of Kaffi all about?

Kaffi restores bravery. Our energy system helps you take the million brave steps you have to take every day in order to move forward.

Financials

Kaffi has financial statements ending December 31 2019. Our cash in hand is $82,488, as of March 2020. Over the three months prior, revenues averaged $19,667/month, cost of goods sold has averaged $33,070/month, and operational expenses have averaged $92,889/month.

At a Glance

January 1 to December 31

$355,813 [53%]
Revenue

-$1,395,291
Net Loss

$112,427 [70%]
Short Term Debt

$1,578,000
Raised in 2019

$82,488
Cash on Hand
As of 03/18/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We produce Kaffi — a line of incredible tasting, high protein, functional coffee drinks. We currently have 3 SKUs: Keto Latte, New Orleans & Iced Mocha and plan to introduce 3 more plant based SKUs next year.

In 5 years, our goal is to be a national brand on shelves in every grocery store, as well as available direct to consumers.

Milestones

Smari Organics, Inc. was incorporated in the State of California in December 2011.

Since then, we have:

- The functional coffee drink market is one of the fastest growing segments of the huge beverage market.
- We have perfected the taste profile for Kaffi, creating what we believe to be the best tasting functional drink on the market
- We have an experienced team working in the CPG space for years.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $355,813 compared to the year ended December 31, 2018, when the Company had revenues of $751,809. Our gross margin was -18.96% in fiscal year 2019, compared to 30.95% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $548,331, including $274,142 in cash. As of December 31, 2018, the Company had $591,729 in total assets, including $54,271 in cash.
- *Net Loss.* The Company has had net losses of $1,395,291 and net losses of $1,190,543 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $112,427 for the fiscal year ended December 31, 2019 and $380,468 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $5,227,999 in equity and $50,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Smari Organics, Inc. cash in hand is $82,488, as of March 2020. Over the last three months, revenues have averaged $19,667/month, cost of goods sold has averaged $33,070/month, and operational expenses have averaged $92,889/month, for an average burn rate of $106,292 per month. Our intent is to be profitable in 36 months.

We experience a drop in revenues from 2018 to 2019 because we discontinued the yogurt line in March of 2019 and started up the Kaffi line in April / May 2019.

Since the date of our financials, we have been increasing the number of our accounts so we need working capital for production. We are also taking advantage of online selling in the next two months.

We hope (but not guarantee) that revenues will significantly increase as we add more stores and launch our online presence during the Summer. By the end of this year, our goal is to generate $76,000/month in revenues and $136,000/month in expenses, although COVID19 could have an impact on our revenue and / or supply chain over the next 6 months.

We have two investors high net worth investors that have been supporting the company for several years that we could solicit for additional capital if need be. In addition, we have applied for the SBA emergency loan that which we believe to have a favorable approval rate.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -392%

Gross Margin: -19%

Return on Assets: -254%

Earnings per Share: -$0.71

Revenue per Employee: $88,953

Cash to Assets: 50%

Revenue to Receivables: 1,517%

Debt Ratio: 21%

Smari Reviewed FS 2019 and 2018.pdf

Risks

1. One of the biggest risks to the business could be achieving repeat purchases from consumers.

2. We manufacture our product at a co-packer. If they go out of business, this could create a short term problem for manufacturing.

3. An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

4. Competition. We operate in a highly competitive beverage space. Some of our competitors may be better capitalized and have better brand recognition than we do, which may inhibit our ability to grow.

5. Costs of goods sold / ingredients could fluctuate in costs given an important of ours is coffee.

6. COVID19 could have an impact on our revenue and / or supply chain over the next 6 months.

7. Market shifts away from dairy products faster than we can develop our plant-based SKU. We plan to bring to market three plant-based SKUs mid 2021.

8. Ken Burke is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

9. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ken Burke	CEO @ Microcasting Networks	2020
Jake Vogel	CEO @ Bennington	2020
Smari Asmundsson	CEO @ Smari Organics	2011

Officers

OFFICER	TITLE	JOINED
Ken Burke	CFO	2020
Smari Asmundsson	President CEO Secretary	2011

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Douglas Stewart	39,200 Common Stock	38.1%
Smari Asmundsson	57,933 Common Stock	56.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$67,442	Convertible Note
03/2020	$50,000	Loan
01/2018	$1,062,999	Priced Round
02/2015	$995,000	Priced Round
09/2013	$1,117,000	Priced Round
12/2011	$475,000	Priced Round
11/2019	$1,578,000	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Little Harbour, Jake Vogel	03/20/2020	$50,000	$50,208	5.0%	03/01/2021	Yes

Related Party Transactions

None.

Use of Funds

$50,000	93.5% -- Manufacturing run (raw goods, bottles, etc.)6.5% -- Wefunder intermediary fee
$1,070,000	23.5% -- Manufacturing run and working capital 40% -- Marketing (trade shows, field marketing, paid ads) 30% -- Building out the team (marketing) 6.5% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series E Preferred Stock	1,500,000	1,447,851	No
Series D Preferred Stock	997,039	259,902	No
Series C Preferred Stock	143,181	39,800	No
Series B Preferred Stock	80,534	58,815	No
Series A Preferred Stock	47,500	47,500	No
Common Stock	3,600,000	102,856	Yes

The Funding Portal

Kaffi is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.